Exhibit 3.3

THE DUN & BRADSTREET CORPORATION

CERTIFICATE OF DESIGNATION

OF

SERIES B PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The Dun & Bradstreet Corporation, a Delaware corporation (the “Company”), does hereby certify that, pursuant to Section 151 of the General Corporation Law of the State of Delaware, the following resolution was duly adopted by the Board of Directors of the Company (the “Board of Directors”):

RESOLVED, that pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Restated Certificate of Incorporation of the Company, in connection with an intercompany transaction with a wholly-owned subsidiary in exchange for outstanding intercompany debt, the Board of Directors does hereby create and designate a series of preferred stock of the Company, par value $.01 per share, and the Board of Directors does hereby fix the relative rights and preferences of the shares of such series as follows:

1. Designation and Amount. The shares of such series of preferred stock shall be designated as the “Series B Preferred Stock” (the “Series B Preferred Stock”) and the number of shares constituting the Series B Preferred Stock shall be 1,400,000.

2. Dividends. (a) Rate and Payment. The holders of shares of Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors or any duly authorized committee of the Board of Directors, in its sole discretion, out of funds legally available for payment of dividends under the Delaware General Corporation Law, dividends at the annual rate of 4.0% applied to the Liquidation Preference (as defined below) per share of the Series B Preferred Stock. Such dividends shall accrue and be cumulative, whether or not declared, from the date of issuance of the Series B Preferred Stock. The first dividend shall be payable, but only when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, on March 3, 2010 (the “Initial Dividend Payment Date”), for the period from the date of issuance of the Series B Preferred Stock through March 3, 2010 (the “Initial Dividend Period”). After the Initial Dividend Period, dividends shall be payable quarterly in arrears, but only when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, on each of March 3, June 3, September 3 and

December 3 of each year (each, a “Quarterly Dividend Payment Date”), commencing on June 3, 2010; provided that if any such Quarterly Dividend Payment Date would otherwise occur on a day that is not a Business Day (as defined below), such Quarterly Dividend Payment Date shall instead be (and any dividend payable on Series B Preferred Stock on such Quarterly Dividend Payment Date shall instead be payable on) the next succeeding Business Day with the same force and effect as if made on the original Quarterly Dividend Payment Date, and no additional dividends, interest or other amounts shall accrue on the amount so payable from such date to such next succeeding Business Day. A Business Day is a day other than (i) a Saturday or Sunday; (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed; or (iii) a day on which the Company’s principal executive office is closed for business. The period from and including any Quarterly Dividend Payment Date to, but excluding, the next Quarterly Dividend Payment Date is a “Dividend Period.” Dividends may be paid in cash, additional shares of Series B Preferred Stock, or any combination thereof, at the Company’s discretion. If the Company elects to make any dividend payment, or any portion thereof, in shares of Series B Preferred Stock, such shares shall be valued for such purpose at $1,000 per share. Dividends will cease to become payable by the Company on the Series B Preferred Stock on the Mandatory Redemption Date (as defined below). If at any time the Company pays less than the total amount of dividends then accrued with respect to the Series B Preferred Stock, such payment shall be distributed pro rata among the holders thereof based on the aggregate accrued but unpaid dividends on the shares of Series B Preferred Stock held by each such holder. If the Company fails to pay a dividend on the Series B Preferred Stock, dividends on the Series B Preferred Stock shall continue to accrue and cumulate at an annual rate of 4.0% applied to the Liquidation Preference.

(b) Priority of Dividends. So long as any share of the Series B Preferred Stock remains outstanding, unless full dividends on all outstanding shares of Series B Preferred Stock have been paid on the Initial Dividend Payment Date or the applicable Quarterly Dividend Payment Date, whether in cash or in kind, the Company shall not, and shall cause its subsidiaries not to, pay any dividend on, make any distributions relating to, or redeem, purchase, acquire (either directly or through any subsidiary) or make a liquidation payment relating to, any Common Stock, or make any guarantee payment with respect thereto, other than:

(i) purchases, redemptions or other acquisitions of shares of Common Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants;

(ii) purchases of shares of Common Stock pursuant to a contractually binding requirement to buy stock existing prior to the commencement of the then-current dividend period, including under a contractually binding stock repurchase plan;

(iii) as a result of an exchange or conversion of any class or series of Common Stock, or the securities of another company, for any other class or series of Common Stock;

(iv) the purchase of fractional interests in shares of Common Stock pursuant to the conversion or exchange provisions of such Common Stock or the security being converted or exchanged; or

(v) the payment of any dividends in respect of Common Stock where the dividend is in the form of the same stock as that on which the dividend is being paid.

Subject to the foregoing, such dividends payable in cash, stock or otherwise, as may be determined by the Board of Directors, or any duly authorized committee thereof, may be declared and paid on any Common Stock from time to time out of any assets legally available for such payment, and holders of the Series B Preferred Stock will not be entitled to participate in those dividends.

3. Liquidation Preference. (a) Liquidation. Upon any liquidation, dissolution or winding up of the affairs of the Company (a “Liquidation”), voluntary or otherwise, the holders of the Series B Preferred Stock shall be entitled to receive in preference to the holders of Common Stock an amount equal to $1,000 per share (the “Liquidation Preference”) plus any accrued and unpaid dividends thereon, whether or not declared, to the date of such payment.

(b) Partial Payment. If upon Liquidation, the assets of the Company are not sufficient to pay in full the Liquidation Preference plus any accrued and unpaid dividends thereon to all holders of the Series B Preferred Stock, the amounts paid to the holders of Series B Preferred Stock shall be distributed pro rata in accordance with the respective aggregate Liquidation Preferences of the holders of Series B Preferred Stock.

(c) Residual Distributions. After setting apart or paying in full the Liquidation Preference, the holders of Common Stock shall be entitled to receive all remaining assets of the Company (or proceeds thereof).

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this section, the merger or consolidation of the Company with or into any other corporation or other entity, including a merger or consolidation in which the holders of Series B Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Company, shall not constitute a Liquidation.

4. Mandatory Redemption. On February 24, 2019 (the “Mandatory Redemption Date”), the Company shall be obligated to redeem for cash all outstanding shares of Series B Preferred Stock at a redemption price per share of Series B Preferred Stock equal to the Liquidation Preference plus accrued and unpaid dividends thereon.

5. Voting Rights. No holder of outstanding shares of Series B Preferred Stock shall be entitled to notice of any stockholder’s meeting or to vote with respect to any matter presented to the stockholders of the Company for their action or consideration, except as provided below or as provided by law.

6. Protective Provisions. So long as any shares of Series B Preferred Stock are outstanding, this Company shall not, without obtaining the approval (by vote or written consent) of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, alter or change the rights, preferences, privileges or restrictions provided for the benefit of the Series B Preferred Stock.

7. Amendment; Waiver. Except as expressly prohibited by law, this Certificate of Designation may be amended and any provision herein may be waived with the approval of the holders of a majority of the Series B Preferred Stock and the Board of Directors. Any amendment or waiver so effected shall be binding upon each holder of Series B Preferred Stock.

IN WITNESS WHEREOF, this Certificate of Designation has been executed on behalf of the Company as of the 23rd day of February, 2009.

THE DUN & BRADSTREET CORPORATION

By:	/s/ KATHY GUINNESSEY
Name: Title:	Kathy Guinnessey Treasurer

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